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                       	SECURITIES AND EXCHANGE COMMISSION
                            	Washington, D.C. 20549
                            	______________________

                                	SCHEDULE 13D

                   	Under the Securities Exchange Act of 1934
                             	(Amendment No. 42)*

                           	DATAPOINT CORPORATION
                              	(Name of Issuer)

                    	COMMON STOCK, PAR VALUE $.25 PER SHARE
                       	(Title of Class of Securities)

                                  	238100200
                               	(CUSIP Number)

                      	Asher B. Edelman, 717 Fifth Avenue
            	New York, New York 10022, Telephone: (212) 371-7711 (Name, address and telephone number of person authorized to receive notices and communications)

                             	September 27, 1996
          	(Date of event which requires filing of this statement)

		If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

		Check the following box if a fee is being paid with the statement [ ].  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership or more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)


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Item 5.	     Interest in Securities of the Issuer.
------------	-----------------------------------------------

		Items 5(a) and (c) are hereby amended and restated as follows:

		(a)	The aggregate percentage of the outstanding shares of Common Stock reported owned by each person referred to herein is based upon 13,552,930 shares of Common Stock and 1,868,071 shares of $1.00 Preferred Stock ("Preferred
Stock") outstanding as of April 26, 1996, based upon information received from the Company and as reported on the Company's most recent 10Q for the quarter ending April 27, 1996.

			As of the close of business on September 27, 1996:

			(i)	Plaza Securities Company ("Plaza") owns 212,318 shares of Common Stock, and 70,471 shares of Preferred Stock, presently convertible into 140,942 Common shares, totalling 353,260 beneficially owned shares.  Such shares constitute approximately 2.6% of the shares outstanding (based upon 13,693,872 shares which would be outstanding following conversion of the Preferred Stock).

			(ii)	A. B. Edelman Management Co., Inc. ("Edelman management") owns no shares of Common Stock or Preferred Stock.  As investment manager for Canal Capital
Corporation and as sole general partner of Edelman Value Partners, Ltd., Edelman
Management may be deemed, by the provisions of Rule 13d-3, to be the beneficial owner of the 333,779 shares of Common Stock and 8,458 shares of Preferred Stock
(convertible to 16,916 shares) owned by Canal and the 50,300 shares of Preferred
Stock (convertible to 100,600 shares) owned by Edelman Value Partners, respectively, totalling 451,295 beneficially owned shares.  Such shares constitute approximately 3.3% of the shares outstanding (based upon 13,670,446
Common shares which would be outstanding following conversion of the Preferred
Stock).

			(iii)	Canal Capital Corporation ("Canal")  owns 333,779 shares of Common
Stock, and 8,458 shares of Preferred Stock presently convertible into 16,916
Common shares totalling 350,695 beneficially owned shares.  Such shares constitute approximately 2.6% of the shares outstanding (based upon 13,569,846
Common shares outstanding following conversion of the Preferred Stock).

			(iv)	Edelman Value Partners, L.P. owns no shares of Common Stock and 50,300 shares of Preferred Stock, presently convertible into 100,600 Common shares, which constitute approximately 0.7% of the shares outstanding (based upon
13,653,530 Common shares outstanding following conversion of the Preferred
Stock).

			(v)	Regina M. Edelman owns directly 86,204 shares of Common Stock and 29,002 shares of Preferred Stock, convertible into 58,004 Common shares.  Due to Mrs.
Edelman's beneficial ownership of the Edelman Value Fund, Ltd. 47,300 Preferred shares (which are convertible into 94,600 Common shares), Mrs. Edelman would be deemed by the provisions of Rule 13d-3 to beneficially own 238,808 shares, constituting 1.7% of the shares outstanding (based upon 13,705,534 Common shares outstanding following conversion of the Preferred Stock).  Further by reason of the provisions of Rule 13d-3, Asher B. Edelman may be deemed to beneficially own such shares although such shares are expressly disclaimed by Mr. Edelman under
Rule 16a-3.

			(vi)	Felicitas Partner, L.P. owns 4,402 shares of Common Stock and 581 shares of Preferred Stock, presently convertible into 1,162 Common shares, totalling
5,564 beneficially owned shares and constituting less than .1% of the shares outstanding, before and after the conversion of the Preferred Stock.

			(vii)	A. B. Edelman Limited Partnership owns 783,890 shares of Common Stock and 51,229 shares of Preferred Stock.  Due to the present convertibility of these Preferred shares for 102,458 Common shares, the Limited Partnership would be deemed to beneficially own 886,348 shares, constituting 6.5% of the shares outstanding (based upon 13,655,388 Common shares outstanding following conversion of the Preferred Stock).

			(viii)	The Uniform Gits To Minors accounts for Mr. Edelman's three (3)
daughters for which he is custodian own a total of 21,000 shares of Common
Stock and no Preferred Stock, constituting approximately 0.15% of the Common shares outstanding.

			(ix)	Asher B. Edelman owns directly no shares of Common Stock, other than
5,000 shares in a Keough plan.  He holds exercisable options on 175,000 shares of Common Stock, constituting approximately 1.2% of the shares outstanding
(based upon the 13,727,930 Common shares which would be outstanding following the exercise of such options).  By reason of the provisions of Rule 13d-3,
Mr. Edelman may be deemed to own beneficially the 2,136,275 shares of Common
Stock beneficially owned by the foregoing persons and himself (which include options on 175,000 shares and 514,682 shares underlying presently convertible
Preferred Stock), constituting approximately 15.2% of the Common shares outstanding based upon the 14,067,612 shares which would be outstanding following the exercise of such options and the conversion of all such
Preferred Stock.

			(x)	The Canal Capital Corporation Retirement Plan owns 27 shares of Common
Stock, constituting less than .1% of the Common shares outstanding, and 39,586 shares of Preferred stock.  Due to the present convertibility of these Preferred shares for 79,172 Common shares, Canal would be deemed to beneficially own
79,199 shares, constituting 0.6% of shares outstanding (based upon 13,632,129
Common shares outstanding following conversion of the Preferred Stock).

			(xi)	The Datapoint Corporation Supplemental Executive Retirement Plan
("Datapoint Plan") owns no shares of Common Stock and 112,000 shares of
Preferred Stock.  Due to the present convertibility of these Preferred shares for 224,000 Common shares, the Datapoint Plan would be deemed to beneficially own 224,000 shares, constituting 1.6% of the shares outstanding (based upon
13,776,930 Common shares outstanding following conversion of the Preferred
Stock).

			(xii)	Certain other persons related to or affiliated with Mr. Edelman own the following amounts of Common and Preferred Stock:  (A) Penelope C. Edelman,
Mr. Edelman's former wife, owns 500 shares of Common Stock and 20,009 shares of
Preferred Stock, (presently convertible into 40,018 Common shares) or a total after conversion of 40,518 shares, constituting approximately 0.3% of the shares outstanding (based upon the 13,592,948 shares which would be outstanding following conversion of the Preferred shares); (B) three Uniform Gifts To Minors
Accounts for the benefit of children of Mr. Edelman, of which Penelope C.
Edelman is custodian, own 15,835 shares of Common Stock and 38,330 shares of
Preferred Stock (presently convertible into 76,660 Common shares) or a total, after conversion, of 92,495, shares constituting approximately 0.7% of the shares outstanding (based upon the 13,629,590 shares which would be outstanding following conversion of the Preferred shares); (C) three trusts for the benefit of children of Mr. Edelman, of which Michael Schultz is trustee, own a total of
1,509 shares of Common Stock and 279 shares of Preferred Stock (presently convertible into 558 Common shares) or a total, after conversion of 2,067 shares, constituting less than .1% of the Common shares outstanding after conversion of the Preferred shares; and (D) Mildred Ash owns 15,580 shares of
Common Stock and 66,090 shares of Preferred Stock (presently convertible into
132,180 Common shares) or a total after conversion of 147,760 shares, constituting approximately 1.1% of the shares outstanding (based upon the
13,685,110 shares which would be outstanding following conversion of the
Preferred shares).  Mr. Edelman expressly disclaims beneficial ownership of the foregoing shares under Rule 16a-3.

			(xiii)	To the best knowledge of the reporting persons, certain directors, officers and/or general partners of the reporting persons own the following amounts of Common and Preferred Stock (based upon information reported by the
Company or such individuals in public filings): (A) David Berger, a Trustee of the Datapoint Plan, owns 48,333 shares of Common Stock (consisting of options for 48,333 shares), constituting approximately 0.4% of the outstanding shares;
(B) Gerald N. Agranoff, a director of Canal, a general partner of Plaza, an executive officer of Edelman Management, and a Trustee of the Datapoint Plan,
owns 16,667 shares of Common Stock (consisting of options for 16,667 shares), constituting approximately 0.1% of the outstanding shares; and (C) Irving
Garfinkel, a general partner of Plaza and an officer of Edelman Management owns
25,000 shares of Common Stock (consisting of options for 25,000 shares), constituting approximately 0.2% of the outstanding shares.

		(b)	Not applicable.

		(c)	All transactions in the Common Stock and in the Preferred Stock presently convertible into Common Stock within the 60 days preceding this Amendment by the reporting persons and, to the best knowledge of the reporting persons, by other persons referred to in item 5(a) are reported on Schedule A hereto.  Except as otherwise noted, all such transactions were open market transactions.

		(d)	Not applicable.

		(e)	Not applicable.





Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to
        securities of the Issuer.
--------------------------------------------------------------------------------
		      Item 6 is hereby restated as follows:

		To the best knowledge of the reporting persons, the reporting persons intend not to convert their respective Preferred Stock into Common Stock of the Company and to instead, as holders of Preferred Stock, participate in the nomination and selection of the persons filling the two (2) new directorships at the next annual meeting of shareholders.  As of the date of this statement, as amended, the reporting persons have not made any determination or agreement as to their proposed nominees for those directorships.

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	SIGNATURE


		After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	September 27, 1996



                                 ______________________________
                                 /S/  ASHER B. EDELMAN
							                          Asher B. Edelman,individually and as
                                 attorney-in-fact for each of Plaza Securities
                                 Company, Canal Capital Corporation, A.B.
                                 Edelman Limited Partnership, Edelman Value
                                 Partners, L.P., Felicitas Partners, L.P.,
                                 A. B. Edelman Management Co., Inc.,
                                 Regina M. Edelman, Canal Capital
                                 Corporation Retirement Plan and Datapoint
                                 Corporation Supplemental Executive
                                 Retirement Plan and Edelman Value Fund,
                                 Ltd. under powers of attorney

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                                	SCHEDULE A
	                 (to Amendment No. 42 to Schedule 13D)

         	Transactions in Datapoint Corporation Common Stock ("Comm"). [Including Preferred $1.00 Stock ("PrfA") convertible into Common Stock]

            							                No. Shares
Date        	Name	              	  Bought (Sold)    Price

07/26/96	 Mildred Ash  		             500 PrfA	    	$3-5/8
07/26/96	 Mildred Ash			           	  100 PrfA	    	$3-3/8

07/29/96	 Mildred Ash	          			   500 PrfA     	$3-3/4

07/30/95	 Mildred Ash				           1,000 PrfA	   		$3-3/4
07/30/96	 Mildred Ash		           		1,000 PrfA			   $3-7/8

07/31/96	 Mildred Ash           				1,500 PrfA	   		$3-3/4

08/28/96	 Edelman Value Fund, Ltd.	   100 PrfA	   		$3-1/4

08/29/96	 Edelman Value Fund, Ltd.	   300 PrfA    		$3-1/4

08/30/96	 Edelman Value Fund, Ltd.	 8,000 PrfA	   		$3-1/4
08/30/96	 Edelman Value Fund, Ltd. 	1,600 PrfA   			$3-3/8

09/03/96	 Edelman Value Fund, Ltd. 	1,500 PrfA	   		$3-1/4

09/04/96	 Edelman Value Fund, Ltd. 	5,000 PrfA	   		$3-1/2

09/09/96	 Edelman Value Fund, Ltd. 	5,000 PrfA	   		$3-5/8

09/12/96	 Penelope Edelman	    	   15,000 Comm		   	$1
		        Custodian UGMA

09/12/96	 Mildred Ash		            15,000 Comm      $1

09/16/96	 Edelman Value Fund, Ltd.	 8,400 PrfA	   		$3-3/8

09/16/96	 Regina Edelman	   	      10,000 Comm	    	$1

09/18/96	 Edelman Value Fund, Ltd.    500 PrfA     	$3-3/8

09/19/96	 Edelman Value Fund, Ltd. 	3,300 PrfA	   		$3-3/8

09/20/96	 Edelman Value Fund, Ltd.	   100 PrfA   			$3-3/8

09/23/96	 Edelman Value Fund, Ltd. 	1,700 PrfA   			$3-3/8

09/24/96	 Edelman Value Fund, Ltd. 	1,500 PrfA	   		$3-3/8

09/25/96	 Edelman Value Fund, Ltd. 	  300 PrfA		   	$3-3/8


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                          	SCHEDULE B

		On April 11, 1991, a complaint was filed by the Securities and Exchange
Commission (the "SEC") in the United States District Court for the District of
Columbia against Mr. Edelman, Edelman Limited Partnership and Edelman
Management, wherein the SEC alleged violations of Section 13(d) of the
Securities Exchange Act of 1934, as amended (the "Act"), and Rule 13d-2 thereunder.  The SEC's action was settled on the same day it was filed without any defendants admitting or denying the allegations of the complaint, and without the adjudication of any issue of fact or law.  As part of the settlement, Mr. Edelman, Edelman Limited Partnership and Edelman Management
agreed to the entry of a final order enjoining them, their agents, servants, employees and attorneys-in-fact, and those persons in active concert or participation with any of them who receive actual notice of the order, from violating Section 13(d) of the Act by failing to timely file or cause to be filed with the SEC and send or cause to be sent to the issuer of any security of which they singly or as part of a group are the beneficial owner of more than 5% and each exchange where such security is traded, Schedule 13Ds and amendments thereto pursuant to Section 13(d) of the Act and Rules 13d-1 and
13d-2 thereunder.  In addition, Mr. Edelman agreed to disgorge the sum of
$436,858, representing the amount which the SEC alleged was saved by the defendants' failing to promptly amend their Schedule 13D.

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